NOTIFICATION OF NOTICE AND ACCESS TO SHAREHOLDERS

AND

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Fortuna Silver Mines Inc. (the “Company”) will be held at the Les Etoiles Room, Le Soleil Hotel, 567 Hornby Street, Vancouver, British Columbia on Thursday, June 19, 2014 at the hour of 10:00 a.m. (local time).

Shareholders are also hereby notified that the Company has decided to utilize the notice-and-access provisions (“Notice-and-Access”) contained in National Instrument 54-101 for the delivery to Shareholders of the proxy materials for the Meeting (the “Proxy Materials”), which Proxy Materials include the information circular for the Meeting (the “Information Circular”). Under Notice and Access, instead of receiving paper copies of the Proxy Materials, Shareholders receive this notice to advise them how to either obtain the Proxy Materials electronically or request a paper copy of the Proxy Materials.

Under Notice-and-Access, registered shareholders will still receive a proxy form enabling them to vote at the Meeting. Such proxy will not be valid unless completed, dated and signed form of proxy is received by Olympia Trust Company, 750 West Pender Street, Suite 1003, Vancouver, BC V6C 2T8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof. Shareholders who hold common shares of the Company beneficially (“Non-Registered Holders”), but registered in the name of intermediaries, such as brokers, investment firms, clearing houses and similar entities (“Intermediaries”) may receive certain other materials from their Intermediary, such as a voting instruction form to vote their shares. See the heading “Non-Registered Shareholders” below for greater detail.

Purpose of Meeting

The Meeting will be held for the following purposes:

(a)

To receive the financial statements of the Company for the fiscal year ended December 31, 2013, together with the report of the auditors thereon;

(b)

To appoint auditors and to authorize the Directors to fix their remuneration (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Appointment and Remuneration of Auditors” in the Information Circular);

(c)

To determine the number of Directors at seven (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Information Circular);

(d)

To elect Directors (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Information Circular);

(e)

To ratify the adoption by the Company of an Advance Notice Policy (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Ratification of Advance Notice Policy” in the Information Circular); and

(f)

To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accessing Meeting Materials Online

The Proxy Materials are available on the Company’s SEDAR profile located at www.sedar.com and are also available on the Company’s website at:  http://www.fortunasilver.com/s/AGM.asp. The Proxy Materials will remain on the Company’s website for one year following the date of this notice. Shareholders are reminded to access and review all of the information contained in the Information Circular and other Proxy Materials before voting.

Requesting Printed Proxy Materials

Shareholders may obtain a printed copy of the Proxy Materials at no cost until the date that is one year following the date of this notice by calling Broadridge toll free at 1-877-907-7643.

To receive the Proxy Materials in advance of the proxy deposit deadline and Meeting date, Shareholders must request printed copies at least five business days (by June 11, 2014) in advance of the proxy deposit deadline set out in the accompanying proxy form. Proxy Materials will be sent to such Shareholders within three business days of their request if such requests are made before the Meeting.

Non-Registered Shareholders

If you are a Non-Registered Shareholder of the Company and receive these materials through your broker or through another Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other Intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

Questions

If you have any questions about Notice-and-Access and the information contained in this notice, you may obtain further information by calling Broadridge toll free at 1-855-887-2244.

DATED the 9th day of May, 2014.

BY ORDER OF THE BOARD

Jorge Ganoza Durant,

President and CEO